CAL BARNES
Los Angeles, CA 90036
WGA, SAG-E

CAREER FOCUS
To create and Produce innovative, immersive, stories that are artistically stimulating, soul-revealing, and infinitely imaginative.

EXPERIENCE

— DIRECTOR —

- **FEATURE FILMS**
  -THE ASTRID EXPERIENCE (Dramedy) — In Post with *Unlimited Power* and *Noblehoooks*

- **MUSIC VIDEOS**
  -HIPPY GIRL — wrote, directed, and produced music video for artist John That.

— SCREENWRITER —

- **FEATURE SCREENPLAYS**
  -THE ASTRID EXPERIENCE (Dramedy) — In Post with *Unlimited Power* and *Noblehoooks*
  -GODS OF NEVERLAND (Dark Fantasy/ Adventure) — available
  -THE CINERANIMO VALLEY THEATRE (Comedy) — available
  -INFINITE LIMITS (Crime-Thriller) — available
  -THE HARDEST WEEKEND (Sex-Comedy) — available
  -EVERY LAST DROP (Teen-Horror/ Slasher/ Psychological Thriller) — available
  -ADOLESCENCE (Coming of Age Drama) — produced by *Winterstone Pictures.*
  -RISE (Drama) — Once optioned. Stage play won the 2012 Hollywood Fringe Festival. Available.
  -PLAND (Dramedy/ Coming of Age/ Road Film) — available
  -TWENTYSOMETHING. LOS ANGELES, CA (Dramedy/ Coming-of-Age) — available
  -JOHNNY SENDERS AND THE TIME SHAPERS (Action/Adventure) — available
  -SUNSET MOVES (Neo-Noir/Mystery) — available
  -THE HOLLYWOOD LEGITIMATE (Crime-Thriller/ Neo-Noir/ Drama) — available
  -THE ACADEMIC NORTHWEST (Dramedy/ Coming of Age) — available
  -PAINTING THE ROSES RED (Psychological Teen thriller) — available
  -SETH AND MASON SELL A SCREENPLAY (Dramedy/ Coming of Age) — available

- **SHORT SCREENPLAYS**
  -THE DREAM COMMITTEE (Sci-fi/ Fantasy) — available
  -WITHOUT DISGUISE (Psychological Thriller/ Romance) – Produced by *Content Mode Magazine.*
  -MIDNIGHT PROGRAM (Psychological thriller/ Mystery) – Once Optioned. Now available
  -THE NIGHT CAPTAIN (Psychological Thriller/ Mystery) — in production with *Pictoclik Pictures.*
  -MY AMERICAN MUSE (Dramedy) — produced by *Chapman Films.*
  -PLUNGE (Coming of Age Drama) — produced by *Nineteen Films.*

- **STAGE PLAYS**
  -RISE — Produced by Zenith Ensemble Theatre Group. *Won 'Best World Premiere' at the 2012 Hollywood Fringe Festival. Voted top 10 theatre productions in Los Angeles for 2012 by Bitter Lemons. Once optioned for screen development by *BeebCo Entertainment.* Stage play is now in pre-production for the screen.

- **NOVELS**
  -TRUE GRANDEUR — published by *Magic Hour Press.*